                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*

                              COST-U-LESS, INC.
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                              (Name of Issuer)

                  Common Stock, Par Value $0.001 Per Share
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                       (Title of Class of Securities)

                                 221492 10 1
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                               (CUSIP Number)

                              James M. Chadwick
                      Chadwick Capital Management, LLC
                            4510 Executive Drive
                                  Suite 200
                         San Diego, California 92121
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               August 31, 2006
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  221492 10 1
===============================================================================
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Monarch Activist Partners LP
===============================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2
                                                                        (b)[ ]
===============================================================================
        SEC USE ONLY
3

===============================================================================
        SOURCE OF FUNDS (See Instructions)
4       OO

===============================================================================
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEMS 2(d) or 2(e)                                            [ ]

===============================================================================
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

===============================================================================
                        SOLE VOTING POWER
                   7    0

                   ============================================================
   NUMBER OF            SHARED VOTING POWER
    SHARES         8    207,697
 BENEFICIALLY
   OWNED BY        ============================================================
     EACH               SOLE DISPOSITIVE POWER
   REPORTING       9    0
    PERSON
     WITH          ============================================================
                        SHARED DISPOSITIVE POWER
                   10   207,697

===============================================================================
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      207,697

===============================================================================
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12        SHARES                                                           [ ]

===============================================================================
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      5.3%(1)

===============================================================================
        TYPE OF REPORTING PERSON
14      OO

===============================================================================

---------------

         (1) Based upon 4,021,998 shares of Cost-U-Less, Inc. common stock issued and outstanding as of August 4, 2006, as reported on Cost-U-Less, Inc.'s Form 10-Q filed on August 11, 2006.

CUSIP No.  221492 10 1
===============================================================================
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Chadwick Capital Management LLC
===============================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2
                                                                        (b)[ ]
===============================================================================
        SEC USE ONLY
3

===============================================================================
        SOURCE OF FUNDS (See Instructions)
4       OO

===============================================================================
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEMS 2(d) or 2(e)                                            [ ]

===============================================================================
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

===============================================================================
                        SOLE VOTING POWER
                   7    0

                   ============================================================
   NUMBER OF            SHARED VOTING POWER
    SHARES         8    207,697
 BENEFICIALLY
   OWNED BY        ============================================================
     EACH               SOLE DISPOSITIVE POWER
   REPORTING       9    7,200
    PERSON
     WITH          ============================================================
                        SHARED DISPOSITIVE POWER
                   10   207,697

===============================================================================
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      214,897

===============================================================================
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12        SHARES                                                           [ ]

===============================================================================
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      5.3%(1)

===============================================================================
        TYPE OF REPORTING PERSON
14      OO

===============================================================================

---------------

         (1) Based upon 4,021,998 shares of Cost-U-Less, Inc. common stock issued and outstanding as of August 4, 2006, as reported on Cost-U-Less, Inc.'s Form 10-Q filed on August 11, 2006.

CUSIP No.  221492 10 1
===============================================================================
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Nadel and Gussman Combined Funds LLC
===============================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2
                                                                        (b)[ ]
===============================================================================
        SEC USE ONLY
3

===============================================================================
        SOURCE OF FUNDS (See Instructions)
4       OO

===============================================================================
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEMS 2(d) or 2(e)                                            [ ]

===============================================================================
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Oklahoma

===============================================================================
                        SOLE VOTING POWER
                   7    7,200

                   ============================================================
   NUMBER OF            SHARED VOTING POWER
    SHARES         8    0
 BENEFICIALLY
   OWNED BY        ============================================================
     EACH               SOLE DISPOSITIVE POWER
   REPORTING       9    0
    PERSON
     WITH          ============================================================
                        SHARED DISPOSITIVE POWER
                   10   0

===============================================================================
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      214,897

===============================================================================
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12        SHARES                                                           [ ]

===============================================================================
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      5.3%(1)

===============================================================================
        TYPE OF REPORTING PERSON
14      OO

===============================================================================

---------------

         (1) Based upon 4,021,998 shares of Cost-U-Less, Inc. common stock issued and outstanding as of August 4, 2006, as reported on Cost-U-Less, Inc.'s Form 10-Q filed on August 11, 2006.

                                SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER:

            This Schedule 13D relates to the common shares of Cost-U-Less, Inc. ("CULS"). The principal executive offices of CULS are located at 3633 136th Place SE, Suite 110, Bellevue, Washington 98006.

ITEM 2. IDENTITY AND BACKGROUND:

            (a) This statement on Schedule 13D is filed by Chadwick Capital Management LLC ("CCM"), Monarch Activist Partners LP ("Monarch") and Nadel and Gussman Combined Funds LLC ("NGCF"). The managers of CCM are James M. Chadwick and Sohail Malad. CCM is the General Partner of Monarch and has sole voting and dispositive authority over Monarch's accounts. CCM manages the NGCF account that holds CULS shares and has sole trading discretion over such account. The managing member of NGCF is Stephen Heyman. This statement on Schedule 13D is the initial filing by CCM, Monarch and NGCF.

            (b) The business address for CCM, Monarch and Mr. Chadwick is 4510 Executive Drive, Suite 200, San Diego, California 92121. The business address for NGCF and Mr. Heyman is 15 East 5th Street, 32nd Floor, Tulsa, Oklahoma 74103.

            (c) CCM's principal business is to provide asset management services to private investment funds. Mr. Chadwick manages CCM's business. NGCF is a private investment fund. Mr. Heyman manages NGCF's business.

            (d)-(e) During the last five years, none of CCM, Mr. Chadwick, Monarch, NGCF or Mr. Heyman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) CCM is a limited liability company organized under the laws of the State of Delaware. Mr. Chadwick is a citizen of the United States of America. Monarch is a limited partnership organized under the laws of the State of Delaware. NGCF is a limited liability company organized under the laws of the State of Oklahoma. Mr. Heyman is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The source of funds for the purchases of the 207,697 shares beneficially owned by Monarch was the working capital of Monarch. Monarch directly purchased those shares at the direction of CCM. The total purchase price for those shares was $1,711,912.86.

            The source of funds for the purchases of the 7,200 shares beneficially owned by NGCF was the working capital of NGCF. NGCF directly purchased those shares at the direction of CCM. The total purchase price for those shares was $61,040.00.

ITEM 4. PURPOSE OF TRANSACTION:

            The filing persons believe that CULS' stock price is significantly undervalued and intend to communicate with management in order to explore measures to enhance shareholder value. These measures include share repurchases, evaluating the benefits of a going-private transaction, and hiring an investment banker to explore strategic alternatives, in particular the sale of the company. The filing persons may acquire additional shares either individually or jointly.

            Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

            (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the issuer;

            (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (i) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

            (a) This statement relates to 207,697 shares hold by Monarch and 7,200 shares held by NGCF. Based on CULS's Form 10-Q filed on August 11, 2006, 4,021,998 shares were outstanding as of August 4, 2006. Therefore, the 214,897 shares reported on this Schedule 13D represent 5.3% of CULS's outstanding shares.

            (b) CCM and Monarch share voting and dispositive power over the 207,697 shares held by Monarch. CCM has sole dispositive power over the 7,200 shares held by NGCF. NGCF has sole voting power over the 7,200 held by it. Mr. Heyman acts on behalf of NGCF as managing member.

            (c) During the past 60 days, Monarch acquired shares in the transactions set forth below. All such purchases were effected in open market transactions.

       DATE OF ACQUISITION      NO. OF SHARES ACQUIRED      PRICE PER SHARE
       -------------------      ----------------------      ---------------
            8/2/2006                         4,452               7.9736
            8/3/2006                         2,100               7.7024
            8/4/2006                         7,100               7.6781
            8/4/2006                         2,700               7.6622
            8/7/2006                         1,700               7.7147
            8/7/2006                        12,791               7.8551
            8/8/2006                         7,328               7.9771
            8/9/2006                         7,300               8.0658
           8/10/2006                         3,981               8.2744
           8/11/2006                         5,000               8.3900
           8/14/2006                        27,281               8.5065
           8/15/2006                           400               8.5125
           8/17/2006                         1,000               8.5500
           8/18/2006                         7,869               8.5127
           8/21/2006                           600               8.3983
           8/22/2006                         5,400               8.4829
           8/23/2006                         1,500               8.5467
           8/24/2006                           300               8.4400
           8/25/2006                           200               8.5000
           8/28/2006                           800               8.5575
           8/29/2006                         1,600               8.6342
           8/30/2006                        16,345               8.4507
           8/30/2006                        20,000               8.4000
           8/31/2006                        69,950               8.1991
                                            ------
                                    TOTAL  207,697

         During the past 60 days, NGCF acquired shares in the transactions set forth below. All such purchases were effected in open market transactions.

       DATE OF ACQUISITION      NO. OF SHARES ACQUIRED      PRICE PER SHARE
       -------------------      ----------------------      ---------------
            9/1/2006                         3,200               8.4500
            9/5/2006                         4,000               8.5000
                                             -----
                                      TOTAL  7,200

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         CCM is the General Partner of Monarch under Monarch's Limited Partnership Agreement. This agreement provides, among other things, the authority to buy, invest in, hold for investment, own, assign, and transfer, sell and otherwise deal in securities on behalf of Monarch. The 207,697 shares reported as held by Monarch in this Schedule 13D are subject to CCM's management.

         CCM and NGCF have entered into an account management agreement pursuant to which CCM renders investment management services and manages a NGCF securities investment account. The agreement provides CCM, among other things, the authority to buy, invest in, hold for investment, own, assign, transfer, sell and otherwise deal in securities for such account. The 7,200 shares reported as held by NGCF in this Schedule 13D are in the account and subject to CCM's management.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

         None.

                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 8, 2006

                                CHADWICK CAPITAL MANAGEMENT LLC

                                By:   /s/ James M. Chadwick
                                   ---------------------------------
                                   James M. Chadwick, Manager

                                MONARCH ACTIVIST PARTNERS LP

                                By: Chadwick Capital Management LLC,
                                    its General Partner

                                By:   /s/ James M. Chadwick
                                   ---------------------------------
                                   James M. Chadwick, Manager

                                NADEL AND GUSSMAN COMBINED FUNDS LLC

                                By:   /s/ Stephen Heyman
                                   ---------------------------------
                                   Stephen Heyman, Managing Member